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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgewood Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 North Jefferson Street
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

4811 South 76th Street, Suite 415	Greenfield	WI	53092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Jansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridgewood Advisors, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

NOTARY PUBLIC SHAWN SWEENEY STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bridgewood Advisors, Inc.
Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridgewood Advisors, Inc. as of December 31, 2020. These financial statements are the responsibility of Bridgewood Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. In our opinion, the financial statements present fairly, in all material respects, the financial position of Bridgewood Advisors, Inc. as of December 31, 2020, are in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bridgewood Advisors, Inc.'s management. Our responsibility is to express an opinion on Bridgewood Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bridgewood Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Bridgewood Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Bridgewood Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Bridgewood Advisors, Inc.'s auditor since 2015.

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 15, 2021

BRIDGEWOOD ADVISORS INC.
Milwaukee, Wisconsin

Balance Sheet
December 31, 2020

ASSETS		
Assets:		
Cash	$	156,752
Accounts receivable		18,052
Prepaid expenses		6,124
Right to use asset		19,448
Property and equipment, net		2,076
Deposits		2,577
Total assets	$	205,029
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued liabilities	$	52,108
Accounts payable		15,473
Lease obligation		19,448
Total liabilities		87,029
Stockholder's Equity		118,000
Total liabilities and stockholder's equity	$	205,029

BRIDGEWOOD ADVISORS INC.
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2020

1. Summary of Significant Accounting Policies

Business Activity

Bridgewood Advisors Inc. (the "Company") was formed in Wisconsin on April 25, 2011. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is a merger and acquisition advisory firm that specializes in conducting strategic acquisition searches, selling privately held businesses, and divesting noncore corporate divisions and product lines.

Reserves and Custody of Securities

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to merger and acquisition advisory services.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an "S" corporation under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company has elected to assess state income tax at the entity level, regardless of S corporation status, in the state of Wisconsin.

The Company's income tax returns are subject to review and examination by federal and state authorities.

Cash

Cash consists of the Company's checking accounts.

Accounts Receivable

Accounts receivable are reported at contract value, less an estimate for uncollectible amounts based on experience relative to the population of accounts receivable. As of December 31, 2020, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation, and are depreciated using the straight-line method for financial reporting purposes. Major expenditures for property and equipment are capitalized between three and seven years. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

1. Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

The Company evaluates long-lived assets, including property, plant and equipment for impairment whenever facts and circumstances indicate that the carrying value of the assets may not be recoverable. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. There were no impairments of long-lived assets during 2020.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease.

ROU Asset – A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Lease Liabilities – A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measure using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

Short-term Leases – The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Lease and Non-Lease Components – The Company has elected, by class of underlying asset, for all asset classes, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

See Note 6 "Leases" for additional information on the Company's leases.

1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenue when promised services are provided in an amount that reflects the consideration which the Company expects to receive in exchange for those services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

The Company enters into contracts with its customers to provide investment banking services, which are generally short-term contracts allowing for the satisfaction of all performance obligations in less than one year. Revenues from these contracts primarily consists of two components; (1) monthly fees billed from the inception of the contract through the close of the transaction or termination of the agreement and (2) a final success fee based on an agreed upon calculation typically based on a percentage of the transaction size. A contract exists when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. The Company's contracts with customers typically include two performance obligations.

The pricing and payment terms for contracts are based on the Company's standard terms and conditions or the result of specific negotiations with each customer. Contracts do not contain a significant financing component as the Company's standard terms and conditions generally require payment as services are provided and at the close of each transaction.

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets, and contract liabilities. Accounts receivable are recorded when the right to consideration becomes unconditional and are presented separately in the balance sheet. The Company does not have significant contract assets and contract liabilities as of December 31, 2020.

Advertising

Advertising costs are charged to operations when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through January 20, 2021 for possible inclusion as a disclosure in the financial statements. See Notes 4 and 7 for subsequent event disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital and required net capital were $84,171 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.76 to 1.

3. Property and Equipment

Property and equipment consist of the following:

Furniture	$ 8,700
Office equipment	7,462
Computers and software	22,463
Leasehold improvements	10,261
Less accumulated depreciation	(46,810)
	$ 2,076

4. Stockholder's Equity

Stockholder's equity consists of the following:

Common stock	$ 20
Additional paid in capital	117,980
	$ 118,000

Common stock consists of 9,000 shares authorized; 2,000 shares issued and outstanding at $0.01 par value.

Subsequent to year-end, 400 shares of common stock were retired.

5. Employee Benefits

The Company has adopted a 401(k) Profit Sharing Plan and Trust (the "401(k) Plan") for the benefit of its employees. The 401(k) Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The 401(k) Plan allows for employee deferrals of annual salary, an employer safe-harbor contribution of not less than 3% of Participants compensation, and a discretionary employer contribution as determined annually. The Company's safe harbor and profit sharing contribution for the year ended December 31, 2020 were $1,619 and $83,500, respectively.

The Company has a Cash Balance Plan and Trust (the "Cash Balance Plan") available to certain employees who have attained twenty-one years of age and who have completed one year of service to the Company. Annually, the Company is required to contribute an actuarially determined amount to the plan sufficient to fund the benefits provided under the Cash Balance Plan. Contributions very based on such factors as the covered participants' ages and the trust's investment gains and losses. Participants become fully vested after providing three years of vesting service to the Company. The Company's contribution for the year ended December 31, 2020 totaled $150,000 and is included in payroll and related expenses on the statement of income. Effective April 30, 2020, the Cash Balance Plan was frozen and remains frozen as of December 31, 2020.

BRIDGEWOOD ADVISORS INC.
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2020
(Continued)

6. Leases

The Company has obligations as a lessee for office space. The Company classifies this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments as used to determine the lease liability. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments, plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$ 21,540
Variable lease cost	10,368
Total lease cost	$ 31,908

Total lease cost of $31,908 is included in the occupancy expenses line item on the statement of income.

Amounts reported in the balance sheet as of December 31, 2020 are as follows:

Operating lease ROU assets	$ 19,448
Operating lease liabilities	$ 19,448

Other information related to leases as of December 31, 2020 are as follows:

Operating Leases:	
Weighted-average remaining lease term	1.0 year
Weighted-average discount rate	5%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new lease, lease modifications or reassessments.

Maturities of lease liabilities under operating leases are as follows for the years ending December 31:

2021	$ 21,540
Less: interest	(2,092)
Total lease liability	$ 19,448

7. Paycheck Protection Program

On April 8, 2020, the Company received loan proceeds in the amount of $63,500 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. In accordance with International Accounting Standards (IAS) 20, *Accounting for Government Grants and Disclosure of Government Assistance*, management has determined that there is reasonable assurance that the Company will meet the terms for forgiveness of the loan and therefore recorded this transaction as revenue.

Subsequent to year-end, the Company received notification that the PPP loan has been forgiven.

8. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

BRIDGEWOOD ADVISORS INC.
Milwaukee, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2020

Aggregate Indebtedness		
Accounts payable	$	15,473
Accrued expenses		52,108
Total Aggregate Indebtedness	$	67,581
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	4,505
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	118,000
Deductions:		
Receivables		(18,052)
Prepaid expenses		(6,124)
Property and equipment		(2,076)
Other assets		(2,577)
Net Capital		89,171
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	84,171
Ratio of aggregate indebtedness to net capital		0.76 to 1

Bridgewood Advisors Inc
December 31, 2018
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Bridgewood Advisors Inc. and included in the Company's unaudited FOCUS report as of December 31, 2020.